UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 26)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    096227103
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 8, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 33 Pages
                             Exhibit Index: Page 13

CUSIP NO. 096227103                                           Page 2 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
Number of                                      4,907,883
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,907,883
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,907,883

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.8%

14       Type of Reporting Person (See Instructions)

                                     OO, IV

CUSIP NO. 096227103                                           Page 3 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,907,883
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,907,883
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,907,883

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.8%

14       Type of Reporting Person (See Instructions)

                                     PN, IA

CUSIP NO. 096227103                                           Page 4 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,907,883
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,907,883
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,907,883

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.8%

14       Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 096227103                                           Page 5 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,907,883
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,907,883
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,907,883

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.8%

14       Type of Reporting Person (See Instructions)

                                     OO, IA

CUSIP NO. 096227103                                           Page 6 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM Domestic Investments LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      160,506
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       160,506
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            160,506

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      1.2%

14       Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 096227103                                           Page 7 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      5,068,389
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       5,068,389
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,068,389

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      38.0%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 096227103                                           Page 8 of 33 Pages

This Amendment No. 26 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). As previously disclosed in Amendment No. 25, dated March 26, 2008, and as described below QIP (as defined herein) and SFM Domestic Investments (as defined herein) entered into an agreement with the Issuer and Maverick (as defined herein) as described below, whereby, subject to the terms and conditions therein, certain of the Reporting Persons will provide the Issuer with debt financing on a standby basis. In consideration for this debt financing, the Issuer issued to certain of the Reporting Persons the Standby Commitment Warrants (as defined herein). This Amendment No. 26 is being filed by the Reporting Persons to report that the Standby Commitment Warrants were amended and restated on April 8, 2008, with effect as of March 26, 2008, to give effect to the 1-for-10 reverse stock split of the common stock, par value $0.01 per share, of the Issuer (the "Common Stock"), effective as of April 3, 2008, and to fix the exercise price of the Standby Commitment Warrants so as to equal the split-adjusted closing price of the Common Stock on March 25, 2008, the day immediately preceding the issuance of the securities.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)  Quantum Industrial Partners LDC ("QIP");

     (ii) QIH Management Investor, L.P. ("QIHMI");

     (iii) QIH Management LLC ("QIH Management");

     (iv) Soros Fund Management LLC ("SFM LLC");

     (v)  SFM Domestic Investments LLC ("SFM Domestic Investments"); and

     (vi) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

CUSIP NO. 096227103                                           Page 9 of 33 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     According to information provided by the Issuer, the number of Shares outstanding was 13,289,984 as of April 8, 2008.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 4,907,883 Shares (approximately 36.8% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This number consists of (A) 4,860,115 Shares, (B) 43,768 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 4,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer's board of directors.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 160,506 Shares (approximately 1.2% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 159,074 Shares, and (B) 1,432 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

    (iii) Mr. Soros may be deemed to be the beneficial owner of 5,068,389
          Shares (approximately 38.0% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 4,907,883 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 160,506 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 4,907,883 Shares which may be deemed to be beneficially owned by QIP as described above.

     (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 160,506 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

    (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition

CUSIP NO. 096227103                                          Page 10 of 33 Pages


          of the 5,068,389 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 26, 2008, the Issuer entered into a Standby Commitment Agreement (the "Standby Commitment") with QIP, SFM Domestic Investments, Maverick Fund USA, Ltd. ("Maverick USA"), Maverick Fund, L.D.C. ("Maverick LDC") and Maverick Fund II, Ltd. ("Maverick II", and together with Maverick USA and Maverick LDC, "Maverick") (a copy of which is incorporated by reference hereto as Exhibit MMMM and incorporated herein by reference in response to this Item 6) pursuant to which QIP, SFM Domestic Investments and Maverick agreed, on a several and not joint basis, to provide the Issuer with debt financing of up to an aggregate of $3 million (the "Commitment Amount)" on a standby basis which, subject to certain conditions, the Issuer may draw upon at any time prior to March 26, 2009. Pursuant to the Standby Commitment QIP committed to fund 60.316% of the Commitment Amount and SFM Domestic Investments committed to fund 1.974% of the Commitment Amount.

     Any and all draws against the Commitment Amount will be made pursuant to a Note Purchase Agreement (the form of which is attached as an exhibit to Amendment No. 25 and is incorporated herein by reference in response to this
Item 6) and will be evidenced by one or more Convertible Promissory Notes (the "Notes") (the form of which is attached as an exhibit to Amendment No. 25 and is incorporated herein by reference in response to this Item 6). The Notes will be convertible (subject to shareholder approval to the extent required by the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time), at the option of the holders, into either (i) Shares at conversion price equal to the twenty-day trailing average closing price of the Shares as of the date the Note is issued or (ii) equity securities sold by the Issuer in subsequent rounds of financing for cash at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing. Pursuant to the Note Purchase Agreement, the Issuer agrees to take all action necessary to obtain any shareholder approval required under the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time, in order to exercise in full the conversion rights pursuant to the note.

CUSIP NO. 096227103                                          Page 11 of 33 Pages


     In consideration for the Standby Commitment, the Issuer issued: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 316,659 Shares ("Warrant No.1"), (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 10,364 Shares ("Warrant No.2"), (iii) a warrant to Maverick USA granting Maverick USA the right to subscribe for and purchase 37,725 Shares ("Warrant No.3"), (iv) a warrant to Maverick LDC granting Maverick LDC the right to subscribe for and purchase 85,577 Shares ("Warrant No.4") and (v) a warrant to Maverick II granting Maverick II the right to subscribe for and purchase 74,677 Shares ("Warrant No.5", hereinafter, along with Warrant No.1, Warrant No.2, Warrant No.3 and Warrant No.4, collectively, the "Standby Commitment Warrants"). Copies of the forms of Warrants No.1 and Warrant No.2 are attached as exhibits to Amendment No. 25 and are incorporated herein by reference in response to this
Item 6.

     On April 8, 2008, the Standby Commitment Warrants were amended and restated, with effect as of March 26, 2008, to give effect to the 1-for-10 reverse stock split of the Common Stock, effective as of April 3, 2008, and to fix the exercise price of each of the Standby Commitment Warrants at $5.10 so as to equal the split-adjusted closing price of the Common Stock on March 25, 2008, the day immediately preceding the issuance of the Standby Commitment Warrants. Following the amendment and restatement the Issuer has issued: (i) an amended and restated warrant to QIP granting QIP the right to subscribe for and purchase 31,665 Shares ("Amended and Restated Warrant No.1"), (ii) an amended and restated warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 1,036 Shares ("Amended and Restated Warrant No.2"), (iii) an amended and restated warrant to Maverick USA granting Maverick USA the right to subscribe for and purchase 3,772 Shares ("Amended and Restated Warrant No.3"), (iv) an amended and restated warrant to Maverick LDC granting Maverick LDC the right to subscribe for and purchase 8,557 Shares ("Amended and Restated Warrant No.4") and (v) an amended and restated warrant to Maverick II granting Maverick II the right to subscribe for and purchase 7,467 Shares ("Amended and Restated Warrant No.5", hereinafter, along with Amended and Restated Warrant No.1, Amended and Restated Warrant No.2, Amended and Restated Warrant No.3 and Amended and Restated Warrant No.4, collectively, the "Amended and Restated Standby Commitment Warrants"). Copies of the forms of Amended and Restated Warrants No.1 and Amended and Restated Warrant No.2 are incorporated by reference hereto as Exhibits RRRR and SSSS, respectively, and are each incorporated herein by reference in response to this Item 6. The Amended and Restated Standby Commitment Warrants are exercisable for five years beginning on March 26, 2008.

     The foregoing descriptions of the Standby Commitment, the Note Purchase Agreement, the Notes, the Standby Commitment Warrants and the Amended and Restated Standby Commitment Warrants (collectively, the "Commitment Documents") do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP NO. 096227103                                          Page 12 of 33 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2008           QUANTUM INDUSTRIAL PARTNERS LDC

                              By:      /s/ Jay Schoenfarber
                                       -----------------------------------------
                              Name:    Jay Schoenfarber
                              Title:   Attorney-in-Fact

                              QIH MANAGEMENT INVESTOR, L.P.

                              By:      QIH Management LLC,
                                       its General Partner

                                       By:      Soros Fund Management LLC,
                                                its Managing Member

                                       By:      /s/ Jay Schoenfarber
                                                --------------------------------
                                       Name:    Jay Schoenfarber
                                       Title:   Assistant General Counsel

                              QIH MANAGEMENT LLC

                              By:      Soros Fund Management LLC,
                                       its Managing Member

                                       By:      /s/ Jay Schoenfarber
                                                --------------------------------
                                       Name:    Jay Schoenfarber
                                       Title:   Assistant General Counsel

                              SOROS FUND MANAGEMENT LLC

                              By:      /s/ Jay Schoenfarber
                                       -----------------------------------------
                              Name:    Jay Schoenfarber
                              Title:   Assistant General Counsel

                              SFM DOMESTIC INVESTMENTS LLC

                              By:      /s/ Jay Schoenfarber
                                       -----------------------------------------
                              Name:    Jay Schoenfarber
                              Title:   Attorney-in-Fact

                              GEORGE SOROS

                              By:      /s/ Jay Schoenfarber
                                       -----------------------------------------
                              Name:    Jay Schoenfarber
                              Title:   Attorney-in-Fact

CUSIP NO. 096227103                                          Page 13 of 33 Pages



                                  EXHIBIT INDEX

                                                                        PAGE NO.


MMMM.   Standby Commitment Agreement, dated as of March 26, 2008, by and among Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C. and Maverick Fund II,
        Ltd....................................................................*

RRRR.   Amended and Restated Warrant No.1.....................................14

SSSS.   Amended and Restated Warrant No.2.....................................24


* Incorporated by reference to the Schedule 13D/A, dated March 26, 2008, filed by the Reporting Persons with the Securities and Exchange Commission on March 28, 2008.

CUSIP NO. 096227103                                          Page 14 of 33 Pages



                                  EXHIBIT RRRR

                        AMENDED AND RESTATED WARRANT NO.1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER SUCH ACT OR LAWS AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.

                                                                   WARRANT NO. 1

                                       Amended and Restated as of April 8, 2008,
                                     with an Effective Date as of March 26, 2008


                          AMENDED AND RESTATED WARRANT

                       TO PURCHASE SHARES OF COMMON STOCK

                                       OF

                                  BLUEFLY, INC.

THIS IS TO CERTIFY THAT Quantum Industrial Partners LDC or its registered assigns (the "HOLDER"), is the owner of the right to subscribe for and to purchase from BLUEFLY, INC., a Delaware corporation (the "COMPANY"), Thirty-One Thousand Six Hundred Sixty-Five (31,665) (the "NUMBER ISSUABLE"), fully paid, duly authorized and non-assessable shares of Common Stock at a price per share of $5.10 (the "EXERCISE PRICE"), at any time, in whole or in part, on or after March 26, 2008 (the "EFFECTIVE DATE") through 5:00 PM New York City time, on March 26, 2013 (the "EXPIRATION DATE") all on the terms and subject to the conditions hereinafter set forth (the "WARRANTS").

This Amended and Restated Warrant (this "Warrant Certificate") to purchase Common Stock amends, restates and supersedes in all respects that certain Warrant to purchase Common Stock issued to the Holder on March 26, 2008 (the "Original Warrant"). This Warrant Certificate gives effect to the 1-for-10 reverse stock split of Common Stock effective as of April 3, 2008. The Original Warrant is henceforth void and shall be of no further force or effect as of the date hereof.

The Number Issuable and the Exercise Price are subject to further adjustment from time to time pursuant to the provisions of Section 2 of this Warrant Certificate.

CUSIP NO. 096227103                                          Page 15 of 33 Pages


Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Section 12 hereof.

Section 1. Exercise of Warrants.

     (a) Subject to the last paragraph of this Section 1, the Warrants evidenced hereby may be exercised, in whole or in part, by the Holder hereof at any time or from time to time, on or after the Effective Date and on or prior to the Expiration Date upon delivery to the Company at the principal executive office of the Company in the United States of America, of (A) this Warrant Certificate, (B) a written notice stating that such Holder elects to exercise the Warrants evidenced hereby in accordance with the provisions of this Section 1 and specifying the number of Warrants being exercised and the name or names in which the Holder wishes the certificate or certificates for shares of Common Stock to be issued and (C) payment of the Exercise Price for such Warrants, which shall be payable by any one or any combination of the following: (i) cash; (ii) certified or official bank check payable to the order of the Company; (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant Certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant Certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering Holder of such number of shares of Common Stock equal to the number of shares of the Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash or certified or official bank check) reduced by that number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Exercise Price (assuming no Cashless Exercise) to be paid by (y) the Market Price of one Share of Common Stock on the Business Day which immediately precedes the day of exercise of the Warrant; or (iv) by the delivery of shares of the Common Stock having a value (as defined by the next sentence) equal to the aggregate Exercise Price to be paid, that are either held by the Holder or are acquired in connection with such exercise, and without payment of the Exercise Price in cash. Any share of Common Stock delivered as payment for the Exercise Price in connection with an In-Kind Exercise (as defined below) shall be deemed to have a value equal to the Market Price of one Share of Common Stock on the Business Day that immediately precedes the day of exercise of the Warrants. An exercise of a Warrant in accordance with clause (iii) is herein referred to as a "CASHLESS EXERCISE" and an exercise of a Warrant in accordance with clause (iv) is herein referred to as an "IN-KIND EXERCISE." The documentation and consideration, if any, delivered in accordance with subsections (A),
          (B) and (C) are collectively referred to herein as the "WARRANT EXERCISE DOCUMENTATION."

     (b) As promptly as practicable, and in any event within five (5) Business Days after receipt of the Warrant Exercise Documentation, the Company shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock specified in the Warrant Exercise Documentation, (B) if applicable, cash in lieu of any fraction of a share, as hereinafter provided, and (C) if less than the full number of Warrants evidenced hereby are being exercised or used in a Cashless Exercise, a new Warrant Certificate or Certificates, of like tenor, for the number of

CUSIP NO. 096227103                                          Page 16 of 33 Pages

          Warrants evidenced by this Warrant Certificate, less the number of Warrants then being exercised and/or used in a Cashless Exercise. Such exercise shall be deemed to have been made at the close of business on the date of delivery of the Warrant Exercise Documentation so that the Person entitled to receive shares of Common Stock upon such exercise shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

     (c) The Company shall pay all expenses incurred by the Company in connection with and taxes and other governmental charges (other than income taxes of the Holder) that may be imposed in respect of, the issue or delivery of any shares of Common Stock issuable upon the exercise of the Warrants evidenced hereby. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock, as the case may be, in any name other than that of the registered holder of the Warrant evidenced hereby.

     (d) In connection with the exercise of any Warrants evidenced hereby, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price for one Share of Common Stock on the Business Day which immediately precedes the day of exercise. If more than one (1) such Warrant shall be exercised by the holder thereof at the same time, the number of full shares of Common Stock issuable on such exercise shall be computed on the basis of the total number of Warrants so exercised.

Section 2. Certain Adjustments.

     (a) The number of shares of Common Stock purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment as follows:

          (i) STOCK DIVIDENDS, SUBDIVISION, COMBINATION OR RECLASSIFICATION OF COMMON STOCK. If at any time after the date of the issuance of this Warrant the Company shall (i) pay a dividend on Common Stock in shares of its capital stock, (ii) combine its outstanding shares of Common Stock into a smaller number of shares, (iii) subdivide its outstanding shares of Common Stock as the case may be, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, then, on the record date for such dividend or the effective date of such subdivision or split-up, combination or reclassification, as the case may be, the number and kind of shares to be delivered upon exercise of this Warrant will be adjusted so that the Holder will be entitled to receive the number and kind of shares of capital stock that such Holder would have owned or been entitled to receive upon or by reason of such event had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph 2(a)(v).

          (ii) EXTRAORDINARY DISTRIBUTIONS. If at any time after the date of issuance of this Warrant, the Company shall distribute to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is

CUSIP NO. 096227103                                          Page 17 of 33 Pages



               the continuing or surviving corporation and Common Stock is not changed or exchanged) cash, evidences of indebtedness, securities or other assets (excluding (A) ordinary course cash dividends to the extent such dividends do not exceed the Company's retained earnings and (B) dividends payable in shares of capital stock for which adjustment is made under Section 2(a)(i), or rights, options or warrants to subscribe for or purchase securities of the Company), then in each such case the number of shares of Common Stock to be delivered to such Holder upon exercise of this Warrant shall be increased so that the Holder thereafter shall be entitled to receive the number of shares of Common Stock determined by multiplying the number of shares such Holder would have been entitled to receive immediately before such record date by a fraction, the denominator of which shall be the Exercise Price on such record date minus the then fair market value (as reasonably determined by the Board of Directors of the Company in good faith) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such rights or warrants applicable to one share of the Common Stock (provided that such denominator shall in no event be less than $.01) and the numerator of which shall be the Exercise Price.

         (iii) REORGANIZATION, ETC. If at any time after the date of issuance of this Warrant any consolidation of the Company with or merger of the Company with or into any other Person (other than a merger or consolidation in which the Company is the surviving or continuing corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock) or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other person (each, a "REORGANIZATION EVENT"), shall be effected in such a way that the holders of the Common Stock shall be entitled to receive cash, stock, other securities or assets (whether such cash, stock, other securities or assets are issued or distributed by the Company or another Person) with respect to or in exchange for the Common Stock, then this Warrant shall automatically become exercisable for the kind and amount of cash, stock, other securities or assets receivable upon such Reorganization Event by a holder of the number of shares of the Common Stock that such holder would have been entitled to receive upon exercise of this Warrant had this Warrant been exercised immediately before such Reorganization Event, subject to adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2(a). The Company shall not enter into any of the transactions referred to in this Section 2(a)(iii) unless effective provision shall be made so as to give effect to the provisions set forth in this
               Section 2(a)(iii).

          (iv) CARRYOVER. Notwithstanding any other provision of this Section 2(a), no adjustment shall be made to the number of shares of either Common Stock to be delivered to the Holder (or to the Exercise Price) if such adjustment represents less than .05% of the number of shares to be so delivered, but any lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment that together with any adjustments so carried forward shall amount to .05% or more of the number of shares to be so delivered.

CUSIP NO. 096227103                                          Page 18 of 33 Pages


          (v) EXERCISE PRICE ADJUSTMENT. Whenever the Number Issuable upon the exercise of the Warrant is adjusted as provided pursuant to this
               Section 2(a), the Exercise Price per share payable upon the exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the Number Issuable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the Number Issuable immediately thereafter; PROVIDED, HOWEVER, that the Exercise Price for each Share of the Common Stock shall in no event be less than the par value of a share of such Common Stock.

     (b) NOTICE OF ADJUSTMENT. Whenever the Number Issuable or the Exercise Price is adjusted as herein provided, the Company shall promptly mail by first class mail, postage prepaid, to the Holder, notice of such adjustment or adjustments setting forth the Number Issuable and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

Section 3. NO REDEMPTION. The Company shall not have any right to redeem any of the Warrants evidenced hereby.

Section 4. NOTICE OF CERTAIN EVENTS. In case at any time or from time to time
(i) the Company shall declare any dividend or any other distribution to all holders of Common Stock, (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any additional shares of stock of any class or any other right, (iii) the Company shall authorize the issuance or sale of any other shares or rights which would result in an adjustment to the Number Issuable pursuant to Section 2(a)(i), (ii) or (iii), (iv) there shall be any capital reorganization or reclassification of Common Stock of the Company or consolidation or merger of the Company with or into another Person, or any sale or other disposition of all or substantially all the assets of the Company, or (v) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of such cases the Company shall mail to the Holder at such Holder's address as it appears on the transfer books of the Company, as promptly as practicable but in any event at least 10 days prior to the date on which the transactions contemplated in Section 2(a)(i), (ii) or (iii) a notice stating (a) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants or, if a record is not to be taken, the date as of which the holders of record of either Common Stock to be entitled to such dividend, distribution, rights or warrants are to be determined, or (b) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that the holders of record of the Common Stock shall be entitled to exchange the Common Stock for shares of stock or other securities or property or cash deliverable upon such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

Section 5. CERTAIN COVENANTS. The Company covenants and agrees that all shares of Capital Stock of the Company which may be issued upon the exercise of the

CUSIP NO. 096227103                                          Page 19 of 33 Pages


Warrants evidenced hereby will be duly authorized, validly issued and fully paid and nonassessable. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the exercise of all outstanding Warrants, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the exercise of all outstanding Warrants.

Section 6. REGISTERED HOLDER. The persons in whose names this Warrant Certificate is registered shall be deemed the owner hereof and of the Warrants evidenced hereby for all purposes. The registered Holder of this Warrant Certificate, in their capacity as such, shall not be entitled to any rights whatsoever as a stockholder of the Company, except as herein provided.

Section 7. TRANSFER OF WARRANTS. Any transfer of the rights represented by this Warrant Certificate shall be effected by the surrender of this Warrant Certificate, along with the form of assignment attached hereto, properly completed and executed by the registered Holder hereof, at the principal executive office of the Company in the United States of America, together with an appropriate investment letter and opinion of counsel, if deemed reasonably necessary by counsel to the Company to assure compliance with applicable securities laws. Thereupon, the Company shall issue in the name or names specified by the registered Holder hereof and, in the event of a partial transfer, in the name of the registered Holder hereof, a new Warrant Certificate or Certificates evidencing the right to purchase such number of shares of Common Stock as shall be equal to the number of shares of Common Stock then purchasable hereunder.

Section 8. DENOMINATIONS. The Company covenants that it will, at its expense, promptly upon surrender of this Warrant Certificate at the principal executive office of the Company in the United States of America, execute and deliver to the registered Holder hereof a new Warrant Certificate or Certificates in denominations specified by such Holder for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 9. REPLACEMENT OF WARRANTS. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Company (in the case of an insurance company or other institutional investor, its own unsecured indemnity agreement shall be deemed to be reasonably satisfactory), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new Warrant Certificate of like tenor for a number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 10. GOVERNING LAW. THIS WARRANT CERTIFICATE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

CUSIP NO. 096227103                                          Page 20 of 33 Pages


Section 11. RIGHTS INURE TO REGISTERED HOLDER. The Warrants evidenced by this Warrant Certificate will inure to the benefit of and be binding upon the registered Holder thereof and the Company and their respective successors and permitted assigns. Nothing in this Warrant Certificate shall be construed to give to any Person other than the Company and the registered Holder thereof any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and such registered Holder. Nothing in this Warrant Certificate shall be construed to give the registered Holder hereof any rights as a Holder of shares of either Common Stock until such time, if any, as the Warrants evidenced by this Warrant Certificate are exercised in accordance with the provisions hereof.

Section 12. DEFINITIONS. For the purposes of this Warrant Certificate, the following terms shall have the meanings indicated below:

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required by law or executive order to close.

     "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock (or equivalent ownership interests in a Person not a corporation) whether now outstanding or hereafter issued, including, without limitation, any rights, warrants or options to purchase such Person's capital stock.

     "COMMON STOCK" shall mean the common stock of the Company.

     "MARKET PRICE" shall mean, per share of Common Stock, on any date specified herein: (a) if the Common Stock is listed on a national securities exchange, the Closing Price per share of Common Stock on such date published in THE WALL STREET JOURNAL (NATIONAL EDITION) or, if no such closing price on such date is published in THE WALL STREET JOURNAL (NATIONAL EDITION), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; or (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange, but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on such date as shown by NASDAQ and reported by any member firm of the NYSE selected by the Company; or (d) if none of (a), (b) or (c) is applicable, a market price per share determined in good faith by the Board of Directors of the Company.

     "NASDAQ" means the NASDAQ Stock Market LLC.

     "NYSE" shall mean the New York Stock Exchange, Inc.

CUSIP NO. 096227103                                          Page 21 of 33 Pages


     "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

Section 13. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, courier services or personal delivery, (a) if to the Holder of a Warrant, at such Holder's last known address appearing on the books of the Company; and (b) if to the Company, at its principal executive office in the United States, or such other address as shall have been furnished to the party given or making such notice, demand or other communication. All such notices and communications shall be deemed to have been duly given: (i) when delivered by hand, if personally delivered; (ii) when delivered to a courier if delivered by commercial overnight courier service; and
(iii) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed.

CUSIP NO. 096227103                                          Page 22 of 33 Pages


     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of this 8th day of April 2008.



                                  BLUEFLY, INC.


                                  By:
                                     -------------------------------------------
                                     Name:   Kara B. Jenny
                                     Title:  Chief Financial Officer

ACCEPTED AND AGREED TO
AS OF APRIL 8, 2008

QUANTUM INDUSTRIAL PARTNERS LDC


By:
    --------------------------------------
    Name:
    Title:

CUSIP NO. 096227103                                          Page 23 of 33 Pages


                            [Form of Assignment Form]
                  [To be executed upon assignment of Warrants]
The undersigned hereby assigns and transfers this Warrant Certificate to ___________________ whose Social Security Number or Tax ID Number is
_________________ and whose record address is
_____________________________________, and irrevocably appoints ________________
as agent to transfer this security on the books of the Company. Such agent may substitute another to act for such agent.

                                   Signature:


                                   -------------------------------
                                   Signature Guarantee:


                                   --------------------------------




Date:
      ------------------------------

CUSIP NO. 096227103                                          Page 24 of 33 Pages



                                  EXHIBIT SSSS

                        AMENDED AND RESTATED WARRANT NO.2



THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER SUCH ACT OR LAWS AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.

                                                                   WARRANT NO. 2
                                       Amended and Restated as of April 8, 2008,
                                     with an Effective Date as of March 26, 2008



                          AMENDED AND RESTATED WARRANT

                       TO PURCHASE SHARES OF COMMON STOCK

                                       OF

                                  BLUEFLY, INC.

THIS IS TO CERTIFY THAT SFM Domestic Investments LLC or its registered assigns (the "HOLDER"), is the owner of the right to subscribe for and to purchase from BLUEFLY, INC., a Delaware corporation (the "COMPANY"), One Thousand Thirty-Six (1,036) (the "NUMBER ISSUABLE"), fully paid, duly authorized and non-assessable shares of Common Stock at a price per share of $5.10 (the "EXERCISE PRICE"), at any time, in whole or in part, on or after March 26, 2008 (the "EFFECTIVE DATE") through 5:00 PM New York City time, on March 26, 2013 (the "EXPIRATION Date") all on the terms and subject to the conditions hereinafter set forth (the "WARRANTS").

This Amended and Restated Warrant (this "Warrant Certificate") to purchase Common Stock amends, restates and supersedes in all respects that certain Warrant to purchase Common Stock issued to the Holder on March 26, 2008 (the "Original Warrant"). This Warrant Certificate gives effect to the 1-for-10 reverse stock split of Common Stock effective as of April 3, 2008. The Original Warrant is henceforth void and shall be of no further force or effect as of the date hereof.

CUSIP NO. 096227103                                          Page 25 of 33 Pages


The Number Issuable and the Exercise Price are subject to further adjustment from time to time pursuant to the provisions of Section 2 of this Warrant Certificate.

Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Section 12 hereof.

Section 1. Exercise of Warrants.

     (a) Subject to the last paragraph of this Section 1, the Warrants evidenced hereby may be exercised, in whole or in part, by the Holder hereof at any time or from time to time, on or after the Effective Date and on or prior to the Expiration Date upon delivery to the Company at the principal executive office of the Company in the United States of America, of (A) this Warrant Certificate, (B) a written notice stating that such Holder elects to exercise the Warrants evidenced hereby in accordance with the provisions of this Section 1 and specifying the number of Warrants being exercised and the name or names in which the Holder wishes the certificate or certificates for shares of Common Stock to be issued and (C) payment of the Exercise Price for such Warrants, which shall be payable by any one or any combination of the following: (i) cash; (ii) certified or official bank check payable to the order of the Company; (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant Certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant Certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering Holder of such number of shares of Common Stock equal to the number of shares of the Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash or certified or official bank check) reduced by that number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Exercise Price (assuming no Cashless Exercise) to be paid by (y) the Market Price of one Share of Common Stock on the Business Day which immediately precedes the day of exercise of the Warrant; or (iv) by the delivery of shares of the Common Stock having a value (as defined by the next sentence) equal to the aggregate Exercise Price to be paid, that are either held by the Holder or are acquired in connection with such exercise, and without payment of the Exercise Price in cash. Any share of Common Stock delivered as payment for the Exercise Price in connection with an In-Kind Exercise (as defined below) shall be deemed to have a value equal to the Market Price of one Share of Common Stock on the Business Day that immediately precedes the day of exercise of the Warrants. An exercise of a Warrant in accordance with clause (iii) is herein referred to as a "CASHLESS EXERCISE" and an exercise of a Warrant in accordance with clause (iv) is herein referred to as an "IN-KIND EXERCISE." The documentation and consideration, if any, delivered in accordance with subsections (A),
          (B) and (C) are collectively referred to herein as the "WARRANT EXERCISE DOCUMENTATION."

     (b) As promptly as practicable, and in any event within five (5) Business Days after receipt of the Warrant Exercise Documentation, the Company shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock specified in the Warrant Exercise Documentation, (B) if

CUSIP NO. 096227103                                          Page 26 of 33 Pages

          applicable, cash in lieu of any fraction of a share, as hereinafter provided, and (C) if less than the full number of Warrants evidenced hereby are being exercised or used in a Cashless Exercise, a new Warrant Certificate or Certificates, of like tenor, for the number of Warrants evidenced by this Warrant Certificate, less the number of Warrants then being exercised and/or used in a Cashless Exercise. Such exercise shall be deemed to have been made at the close of business on the date of delivery of the Warrant Exercise Documentation so that the Person entitled to receive shares of Common Stock upon such exercise shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

     (c) The Company shall pay all expenses incurred by the Company in connection with and taxes and other governmental charges (other than income taxes of the Holder) that may be imposed in respect of, the issue or delivery of any shares of Common Stock issuable upon the exercise of the Warrants evidenced hereby. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock, as the case may be, in any name other than that of the registered holder of the Warrant evidenced hereby.

     (d) In connection with the exercise of any Warrants evidenced hereby, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price for one Share of Common Stock on the Business Day which immediately precedes the day of exercise. If more than one (1) such Warrant shall be exercised by the holder thereof at the same time, the number of full shares of Common Stock issuable on such exercise shall be computed on the basis of the total number of Warrants so exercised.

Section 2. CERTAIN ADJUSTMENTS.

     (a) The number of shares of Common Stock purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment as follows:

          (i) STOCK DIVIDENDS, SUBDIVISION, COMBINATION OR RECLASSIFICATION OF COMMON STOCK. If at any time after the date of the issuance of this Warrant the Company shall (i) pay a dividend on Common Stock in shares of its capital stock, (ii) combine its outstanding shares of Common Stock into a smaller number of shares, (iii) subdivide its outstanding shares of Common Stock as the case may be, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, then, on the record date for such dividend or the effective date of such subdivision or split-up, combination or reclassification, as the case may be, the number and kind of shares to be delivered upon exercise of this Warrant will be adjusted so that the Holder will be entitled to receive the number and kind of shares of capital stock that such Holder would have owned or been entitled to receive upon or by reason of such event had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph 2(a)(v).

CUSIP NO. 096227103                                          Page 27 of 33 Pages



          (ii) EXTRAORDINARY DISTRIBUTIONS. If at any time after the date of issuance of this Warrant, the Company shall distribute to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation and Common Stock is not changed or exchanged) cash, evidences of indebtedness, securities or other assets (excluding (A) ordinary course cash dividends to the extent such dividends do not exceed the Company's retained earnings and (B) dividends payable in shares of capital stock for which adjustment is made under Section 2(a)(i), or rights, options or warrants to subscribe for or purchase securities of the Company), then in each such case the number of shares of Common Stock to be delivered to such Holder upon exercise of this Warrant shall be increased so that the Holder thereafter shall be entitled to receive the number of shares of Common Stock determined by multiplying the number of shares such Holder would have been entitled to receive immediately before such record date by a fraction, the denominator of which shall be the Exercise Price on such record date minus the then fair market value (as reasonably determined by the Board of Directors of the Company in good faith) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such rights or warrants applicable to one share of the Common Stock (provided that such denominator shall in no event be less than $.01) and the numerator of which shall be the Exercise Price.

         (iii) REORGANIZATION, ETC. If at any time after the date of issuance of this Warrant any consolidation of the Company with or merger of the Company with or into any other Person (other than a merger or consolidation in which the Company is the surviving or continuing corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock) or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other person (each, a "REORGANIZATION EVENT"), shall be effected in such a way that the holders of the Common Stock shall be entitled to receive cash, stock, other securities or assets (whether such cash, stock, other securities or assets are issued or distributed by the Company or another Person) with respect to or in exchange for the Common Stock, then this Warrant shall automatically become exercisable for the kind and amount of cash, stock, other securities or assets receivable upon such Reorganization Event by a holder of the number of shares of the Common Stock that such holder would have been entitled to receive upon exercise of this Warrant had this Warrant been exercised immediately before such Reorganization Event, subject to adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2(a). The Company shall not enter into any of the transactions referred to in this Section 2(a)(iii) unless effective provision shall be made so as to give effect to the provisions set forth in this
               Section 2(a)(iii).

          (iv) CARRYOVER. Notwithstanding any other provision of this Section 2(a), no adjustment shall be made to the number of shares of either Common Stock to be delivered to the Holder (or to the Exercise Price) if such adjustment represents less than .05% of the number of shares to be so delivered, but any lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment that together

CUSIP NO. 096227103                                          Page 28 of 33 Pages


               with any adjustments so carried forward shall amount to .05% or more of the number of shares to be so delivered.

          (v) EXERCISE PRICE ADJUSTMENT. Whenever the Number Issuable upon the exercise of the Warrant is adjusted as provided pursuant to this
               Section 2(a), the Exercise Price per share payable upon the exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the Number Issuable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the Number Issuable immediately thereafter; PROVIDED, HOWEVER, that the Exercise Price for each Share of the Common Stock shall in no event be less than the par value of a share of such Common Stock.

     (b) NOTICE OF ADJUSTMENT. Whenever the Number Issuable or the Exercise Price is adjusted as herein provided, the Company shall promptly mail by first class mail, postage prepaid, to the Holder, notice of such adjustment or adjustments setting forth the Number Issuable and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

Section 3. NO REDEMPTION. The Company shall not have any right to redeem any of the Warrants evidenced hereby.

Section 4. NOTICE OF CERTAIN EVENTS. In case at any time or from time to time
(i) the Company shall declare any dividend or any other distribution to all holders of Common Stock, (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any additional shares of stock of any class or any other right, (iii) the Company shall authorize the issuance or sale of any other shares or rights which would result in an adjustment to the Number Issuable pursuant to Section 2(a)(i), (ii) or (iii), (iv) there shall be any capital reorganization or reclassification of Common Stock of the Company or consolidation or merger of the Company with or into another Person, or any sale or other disposition of all or substantially all the assets of the Company, or (v) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of such cases the Company shall mail to the Holder at such Holder's address as it appears on the transfer books of the Company, as promptly as practicable but in any event at least 10 days prior to the date on which the transactions contemplated in Section 2(a)(i), (ii) or (iii) a notice stating (a) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants or, if a record is not to be taken, the date as of which the holders of record of either Common Stock to be entitled to such dividend, distribution, rights or warrants are to be determined, or (b) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that the holders of record of the Common Stock shall be entitled to exchange the Common Stock for shares of stock or other securities or property or cash deliverable upon such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

CUSIP NO. 096227103                                          Page 29 of 33 Pages



Section 5. CERTAIN COVENANTS. The Company covenants and agrees that all shares of Capital Stock of the Company which may be issued upon the exercise of the Warrants evidenced hereby will be duly authorized, validly issued and fully paid and nonassessable. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the exercise of all outstanding Warrants, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the exercise of all outstanding Warrants.

Section 6. REGISTERED HOLDER. The persons in whose names this Warrant Certificate is registered shall be deemed the owner hereof and of the Warrants evidenced hereby for all purposes. The registered Holder of this Warrant Certificate, in their capacity as such, shall not be entitled to any rights whatsoever as a stockholder of the Company, except as herein provided.

Section 7. TRANSFER OF WARRANTS. Any transfer of the rights represented by this Warrant Certificate shall be effected by the surrender of this Warrant Certificate, along with the form of assignment attached hereto, properly completed and executed by the registered Holder hereof, at the principal executive office of the Company in the United States of America, together with an appropriate investment letter and opinion of counsel, if deemed reasonably necessary by counsel to the Company to assure compliance with applicable securities laws. Thereupon, the Company shall issue in the name or names specified by the registered Holder hereof and, in the event of a partial transfer, in the name of the registered Holder hereof, a new Warrant Certificate or Certificates evidencing the right to purchase such number of shares of Common Stock as shall be equal to the number of shares of Common Stock then purchasable hereunder.

Section 8. DENOMINATIONS. The Company covenants that it will, at its expense, promptly upon surrender of this Warrant Certificate at the principal executive office of the Company in the United States of America, execute and deliver to the registered Holder hereof a new Warrant Certificate or Certificates in denominations specified by such Holder for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 9. REPLACEMENT OF WARRANTS. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Company (in the case of an insurance company or other institutional investor, its own unsecured indemnity agreement shall be deemed to be reasonably satisfactory), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new Warrant Certificate of like tenor for a number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 10. GOVERNING LAW. THIS WARRANT CERTIFICATE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

CUSIP NO. 096227103                                          Page 30 of 33 Pages


Section 11. RIGHTS INURE TO REGISTERED HOLDER. The Warrants evidenced by this Warrant Certificate will inure to the benefit of and be binding upon the registered Holder thereof and the Company and their respective successors and permitted assigns. Nothing in this Warrant Certificate shall be construed to give to any Person other than the Company and the registered Holder thereof any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and such registered Holder. Nothing in this Warrant Certificate shall be construed to give the registered Holder hereof any rights as a Holder of shares of either Common Stock until such time, if any, as the Warrants evidenced by this Warrant Certificate are exercised in accordance with the provisions hereof.

Section 12. DEFINITIONS. For the purposes of this Warrant Certificate, the following terms shall have the meanings indicated below:

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required by law or executive order to close.

     "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock (or equivalent ownership interests in a Person not a corporation) whether now outstanding or hereafter issued, including, without limitation, any rights, warrants or options to purchase such Person's capital stock.

     "COMMON STOCK" shall mean the common stock of the Company.

     "MARKET PRICE" shall mean, per share of Common Stock, on any date specified herein: (a) if the Common Stock is listed on a national securities exchange, the Closing Price per share of Common Stock on such date published in THE WALL STREET JOURNAL (NATIONAL EDITION) or, if no such closing price on such date is published in THE WALL STREET JOURNAL (NATIONAL EDITION), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; or (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange, but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on such date as shown by NASDAQ and reported by any member firm of the NYSE selected by the Company; or (d) if none of (a), (b) or (c) is applicable, a market price per share determined in good faith by the Board of Directors of the Company.

     "NASDAQ" means the NASDAQ Stock Market LLC.

CUSIP NO. 096227103                                          Page 31 of 33 Pages

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

Section 13. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, courier services or personal delivery, (a) if to the Holder of a Warrant, at such Holder's last known address appearing on the books of the Company; and (b) if to the Company, at its principal executive office in the United States, or such other address as shall have been furnished to the party given or making such notice, demand or other communication. All such notices and communications shall be deemed to have been duly given: (i) when delivered by hand, if personally delivered; (ii) when delivered to a courier if delivered by commercial overnight courier service; and
(iii) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed.

CUSIP NO. 096227103                                          Page 32 of 33 Pages


     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of this 8th day of April 2008.



                                  BLUEFLY, INC.


                                  By:
                                      ------------------------------------------
                                      Name:   Kara B. Jenny
                                      Title:  Chief Financial Officer


ACCEPTED AND AGREED TO
AS OF APRIL 8, 2008:

SFM DOMESTIC INVESTMENTS LLC


By:
    -----------------------------------
    Name:
    Title:

CUSIP NO. 096227103                                          Page 33 of 33 Pages


                            [Form of Assignment Form]
                  [To be executed upon assignment of Warrants]
The undersigned hereby assigns and transfers this Warrant Certificate to ___________________ whose Social Security Number or Tax ID Number is
_________________ and whose record address is
_____________________________________, and irrevocably appoints ________________
as agent to transfer this security on the books of the Company. Such agent may substitute another to act for such agent.

                                   Signature:


                                   -------------------------------
                                   Signature Guarantee:


                                   --------------------------------




Date:
      ------------------------------